SPECIAL MEETINGS OF SHAREHOLDERS

Pax World Funds Series Trust I
Pax Growth Fund (now known as Pax ESG Beta Quality
Fund)

Item 77C: Submission of matters to a vote of security holders

(a)	A Special Meeting of Shareholders (the
Meeting) of Pax Growth
Fund (the Fund) was held at 10:00 a.m. EDT on June 15, 2016 at 30 Penhallow Street,
Portsmouth, NH 03801.

At the Meeting shareholders were asked to consider
the following
proposal:
1.	 To approve a new investment sub-advisory
agreement between Pax World Management LLC, the investment adviser to the Fund, and Aperio Group, LLC., as the investment sub-adviser to the Fund.

The number of votes cast for or against, as well as the number of abstentions is as follows:

FOR	5,805,584
AGAINST	285,418
ABSTAIN	558,273
PASSED	YES